SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

FOR IMMEDIATE RELEASE                                            9  JANUARY 2007

London, England, 9 January, 2007 - SkyePharma PLC (LSE: SKP; NASDAQ: SKYE) today announces the following:

  - The proposed sale of its Injectable Business* to Blue Acquisition Corp
    ("Purchaser") for a total consideration which could exceed US$82 million, much of which depends on the completion of the development and substantial future sales of DepoBupivacaine™.  The consideration includes an initial payment of US$20 million (£10.2 million) (less costs, US$2 million (£1.0 million) paid into escrow, a working capital adjustment and certain liabilities), up to US$62 million (£31.7 million) of contingent milestone payments, plus a percentage of sales of certain future products for a defined period of time. In addition, the Injectable Business is retaining responsibility for certain royalty-related payments which, when made, will reduce the Continuing Group's debt to Paul Capital.

  - Placing of ordinary shares, subject to disapplication of pre-emption rights, to certain institutional shareholders, raising £14.8 million (net of expenses) (the "Placing").

  - Both the Disposal and Placing are subject to shareholder approvals which are inter-conditional.  An EGM to approve the Disposal and Placing will be held around the beginning of February 2007.

  - The proposed restructuring of the existing secured financing facility with
    Paul Capital to a fixed amortisable note ("Note") of US$92.5 million (£47.3 million) with up to an additional US$12.5 million (£6.4 million) payable if worldwide sales of DepoDur™ (a product of the Injectable Business) reach certain thresholds.  The amounts payable by the Continuing Group under the
    Note will be reduced to the extent of payments made to Paul Capital by the
    Injectable Business after the Disposal. The total net present value of the maximum Note (without allowing for the benefit of any future royalty-related payments by the Injectable Business) is approximately £33 million.  The value of the Paul Capital obligations in the Group's balance sheet as at 30
    June 2006 was £42.0 million.

  - Taking account of the new committed financing of approximately £35 million announced on 27 December 2006 the total additional funds available to the
    Group in the short term would amount to approximately £53 million (net of costs).

  - The Disposal will eliminate the significant cash costs of operating and developing the Injectable Business.  The Directors believe that, once these transactions are concluded, the Continuing Group will have a sound financial foundation on which to build its future and continue to execute its strategy of focussing on growing its pipeline of oral and inhalation products.

A circular to shareholders setting out the reasons for and background to the
Disposal and the Placing will be sent to shareholders shortly.

Further details of this announcement are set out below.

*For the six months ended 30 June 2006, the Injectable Division, which comprises the Injectable Business together with an allocation of corporate and other Group costs, assets and liabilities, generated revenues of £3.9 million and an operating loss of £11.7 million. Its products include DepoCyt®, a treatment for a lymphomatous meningitis, and DepoDur™ for post operative pain.

The ordinary shares in the Placing have not been and will not be registered under the US Securities Act of 1933 and may not be offered or sold in the United
States absent registration or an applicable exemption from registration requirements.

Frank Condella, SkyePharma's Chief Executive, said:

"At the beginning of 2006, we set out several objectives including: the licensing of Flutiform™, our key inhalation product, and the disposal of our
Injectable Business.

"In May and September we outlicensed Flutiform™ in the US and Europe, respectively. Today we are announcing the planned sale of the Injectable
Business for an initial consideration of US$20 million together with contingency milestone and sales-related payments which could be substantial if
DepoBupivacaine™ fulfils its potential under the new ownership.

"The proposed Disposal will relieve the Company of a significant cash burn due to operating losses and the potential costs of future development and capital expenditure of the Injectable Business.

"The Disposal, Placing and Paul Capital Refinancing, along with the £35 million
CRC Financing announced on 27 December 2006, will put SkyePharma in a good position to build future value by further developing our strategic oral and inhalation products."

Certain statements in this news release are forward-looking statements and are made in reliance on the safe harbour provisions of the US Private Securities
Litigation Act of 1995. Although SkyePharma believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will materialize. Because the expectations are subject to risks and uncertainties, actual results may vary significantly from those expressed or implied by the forward-looking statements based upon a number of factors, which are described in SkyePharma's 20-F and other documents on file with the US Securities and Exchange Commission. Factors that could cause differences between actual results and those implied by the forward-looking statements contained in this news release include, without limitation, risks related to the development of new products, risks related to obtaining and maintaining regulatory approval for existing, new or expanded indications of existing and new products, risks related to SkyePharma's ability to manufacture products on a large scale or at all, risks related to SkyePharma's and its marketing partners' ability to market products on a large scale to maintain or expand market share in the face of changes in customer requirements, competition and technological change, risks related to regulatory compliance, the risk of product liability claims, risks related to the ownership and use of intellectual property, and risks related to SkyePharma's ability to manage growth. SkyePharma undertakes no obligation to revise or update any such forward-looking statement to reflect events or circumstances after the date of this release.

The information contained herein does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities referred to herein in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any jurisdiction.

These materials are not an offer for sale of securities in the United States.
Securities may not be sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933. The Company does not intend to register any portion of such offering in the United States or to conduct a public offering of the ordinary shares in the United States.

For further information please contact:

SkyePharma PLC                                                                               +44 207 491 1777
Frank Condella, Chief Executive Officer                                      until noon GMT: +44 207 466 5000
                                                                                 thereafter: +44 207 491 1777
Ken Cunningham, Chief Operating Officer
Peter Grant, Finance Director                                                until noon GMT: +44 207 466 5000
                                                                                 thereafter: +44 207 491 1777

Buchanan Communications (UK)                                                                 +44 207 466 5000
Tim Anderson / Mark Court / Rebecca Skye Dietrich

Trout Group (US)
Seth Lewis                                                                                  +(1) 617-583-1308

Notes for editors

About SkyePharma
SkyePharma PLC develops pharmaceutical products benefiting from world-leading drug delivery technologies that provide easier-to-use and more effective drug formulations. There are now eleven approved products incorporating SkyePharma's technologies in the areas of oral, injectable, inhaled and topical delivery, supported by advanced solubilisation capabilities. For more information, visit
www.skyepharma.com.

About Blue Acquistion Corp.
Blue Acquisition Corp., a Delaware USA, corporation is controlled and funded by a group of financial investors including MPM Capital, OrbiMed and Sanderling
Ventures, which led the transaction.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ John Murphy

                                                                       Name: John Murphy
                                                                          Title: Company Secretary

Date:   January 09, 2007